Exhibit 4.2

AMENDMENT No. 1

to the

PORTER BANCORP, INC.

TAX BENEFITS PRESERVATION PLAN

This is Amendment No. 1 (this “Amendment”) dated as of August 5, 2015, to the TAX BENEFITS PRESERVATION PLAN dated as of June 25, 2015 (the “Plan”), between Porter Bancorp, Inc., a Kentucky corporation (the “Company”), and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

The definition of “Expiration Date” in Section 1 of the Plan is hereby amended to read in its entirety as so amended as follows:

“Expiration Date” means the earliest of (i) the Final Expiration Date, (ii) the time at which all Rights are redeemed as provided in Section 19 or exchanged as provided in Section 20, (iii) the first day of a taxable year of the Company as to which the Board of Directors determines that no Tax Benefits may be carried forward, (iv) a date prior to a Stock Acquisition Date on which the Board of Directors determines that a limitation on the use of the Tax Benefits under Section 382 would no longer be material to the Company, and (v) the repeal or amendment of Section 382 or any successor statute, if the Board of Directors determines that this Plan is no longer necessary for the preservation of Tax Benefits.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Plan to be duly executed by their respective authorized officers as of the day and year first above written.

PORTER BANCORP, INC.

By: /s/ Phillip W. Barnhouse

Name: Phillip W. Barnhouse

Title: Chief Financial Officer

American Stock Transfer & Trust Company, LLC,

as Rights Agent

By: /s/ Jennifer Donovan

Name: Jennifer Donovan

Title: Senior Vice President